

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Anthony Saladino
Chief Financial Officer
Plymouth Industrial REIT, Inc.
20 Custom House St, 11th Floor
Boston, MA 02110

> **Re: Plymouth Industrial REIT, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-38106**

Dear Anthony Saladino:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Earnings Measures, page 37

1.     Please tell us and disclose in future filings the reasons why management believes that the presentation of Core FFO, a discrete non-GAAP measure in addition to FFO and AFFO, provides useful information to investors regarding the registrant's financial condition and results of operations.  Also disclose any additional purposes for which management uses Core FFO, to the extent material.  Refer to Item 10(e)(i)(C-D) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction